Exhibit 99.1 Focused on unmet needs in women’s reproductive health March 2021Exhibit 99.1 Focused on unmet needs in women’s reproductive health March 2021

Disclaimer Matters discussed in this presentation may constitute forward-looking statements. We expressly disclaim any obligation to update or revise the information herein, The forward-looking statements contained in this presentation reflect our views as of including the forward-looking statements, except as required by law. Please also the date of this presentation about future events and are subject to risks, note that this presentation does not constitute an offer to sell or a solicitation of an uncertainties, assumptions, and changes in circumstances that may cause our actual offer to buy any securities. results, performance, or achievements to differ significantly from those expressed or This presentation concerns products that are under clinical investigation and which implied in any forward-looking statement. Although we believe that the expectations have not yet been approved for marketing by the US Food and Drug Administration. reflected in the forward-looking statements are reasonable, we cannot guarantee It is currently limited by federal law to investigational use, and no representation is future events, results, performance, or achievements. Some of the key factors that made as to its safety or effectiveness for the purposes for which it is being could cause actual results to differ from our expectations include our plans to develop investigated. The trademarks included herein are the property of the owners thereof and potentially commercialize our product candidates; our planned clinical trials and and are used for reference purposes only. Such use should not be construed as an preclinical studies for our product candidates; the timing of and our ability to obtain endorsement of such products. and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market This presentation also contains estimates and other statistical data made by acceptance of our product candidates; our plans and development of any new independent parties and by us relating to market size and growth and other data indications for our product candidates; our commercialization, marketing and about our industry. This data involves a number of assumptions and limitations, and manufacturing capabilities and strategy; our intellectual property position; and our you are cautioned not to give undue weight to such estimates. In addition, ability to identify and in-license additional product candidates. For further information projections, assumptions and estimates of our future performance and the future regarding these risks, uncertainties and other factors that could cause our actual performance of the markets in which we operate are necessarily subject to a high results to differ from our expectations, you should read the risk factors set forth in our degree of uncertainty and risk. Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 5, 2021, and our other filings we make with the Securities and Exchange Commission from time to time. 2Disclaimer Matters discussed in this presentation may constitute forward-looking statements. We expressly disclaim any obligation to update or revise the information herein, The forward-looking statements contained in this presentation reflect our views as of including the forward-looking statements, except as required by law. Please also the date of this presentation about future events and are subject to risks, note that this presentation does not constitute an offer to sell or a solicitation of an uncertainties, assumptions, and changes in circumstances that may cause our actual offer to buy any securities. results, performance, or achievements to differ significantly from those expressed or This presentation concerns products that are under clinical investigation and which implied in any forward-looking statement. Although we believe that the expectations have not yet been approved for marketing by the US Food and Drug Administration. reflected in the forward-looking statements are reasonable, we cannot guarantee It is currently limited by federal law to investigational use, and no representation is future events, results, performance, or achievements. Some of the key factors that made as to its safety or effectiveness for the purposes for which it is being could cause actual results to differ from our expectations include our plans to develop investigated. The trademarks included herein are the property of the owners thereof and potentially commercialize our product candidates; our planned clinical trials and and are used for reference purposes only. Such use should not be construed as an preclinical studies for our product candidates; the timing of and our ability to obtain endorsement of such products. and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market This presentation also contains estimates and other statistical data made by acceptance of our product candidates; our plans and development of any new independent parties and by us relating to market size and growth and other data indications for our product candidates; our commercialization, marketing and about our industry. This data involves a number of assumptions and limitations, and manufacturing capabilities and strategy; our intellectual property position; and our you are cautioned not to give undue weight to such estimates. In addition, ability to identify and in-license additional product candidates. For further information projections, assumptions and estimates of our future performance and the future regarding these risks, uncertainties and other factors that could cause our actual performance of the markets in which we operate are necessarily subject to a high results to differ from our expectations, you should read the risk factors set forth in our degree of uncertainty and risk. Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 5, 2021, and our other filings we make with the Securities and Exchange Commission from time to time. 2

About ObsEva ObsEva (NASDAQ: OBSV and SIX: OBSN) is a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor. • Founded in 2012 • Locations: Geneva, Switzerland and Boston, MA • Employees: 46 total EU and US • Listings: NASDAQ (OBSV) and SIX (OBSN) • Collaborations with Kissei, Yuyuan Bioscience, Merck Serono 3About ObsEva ObsEva (NASDAQ: OBSV and SIX: OBSN) is a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor. • Founded in 2012 • Locations: Geneva, Switzerland and Boston, MA • Employees: 46 total EU and US • Listings: NASDAQ (OBSV) and SIX (OBSN) • Collaborations with Kissei, Yuyuan Bioscience, Merck Serono 3

# Seasoned leadership team



**Brian O'Callaghan**
Chief Executive Officer

- Petra Pharma
- NPS Pharma. The Nexus of Patients and Science
- Sangart
- MerckSerono
- Covance



**Elizabeth Garner MD, MPH**
Chief Medical Officer

- Agile Therapeutics
- Merck
- Abbott
- myriad



**David Renas**
Chief Financial Officer

- Petra Pharma
- Sangart
- DLA Piper
- Deloitte.
- Adkins Black LLP



**Fabien de Ladonchamps**
Chief Administrative Officer

- addex Therapeutics



**Jean-Pierre Gotteland, PhD**
Chief Scientific Officer

- Pierre Fabre
- serono biotech & beyond
- preglem reproductive medicine



**Wim Souverijns, PhD**
Chief Commercial Officer

- AMGEN
- Celgene

ObsEva | 4

Board of Directors Barbara Duncan Frank Verwiel, MD Ernest Loumaye, Annette Clancy, BSc James I. Healy, MD, Rafaèle Tordjman, Jacky Vonderscher, Audit Committee Ed Mathers Chairperson MD, PhD (Hons) PhD MD, PhD PhD Chair 5Board of Directors Barbara Duncan Frank Verwiel, MD Ernest Loumaye, Annette Clancy, BSc James I. Healy, MD, Rafaèle Tordjman, Jacky Vonderscher, Audit Committee Ed Mathers Chairperson MD, PhD (Hons) PhD MD, PhD PhD Chair 5

Investor highlights Pursuing promising large indications for serious conditions that compromise women's reproductive 1 health and beyond, with the potential to extend into other indications including prostate cancer Ebopiprant, the only known product in development for preterm labor, has positive Phase 2a data 2 that support a Phase 2b dose ranging study Yselty® has potential best in class efficacy, a favorable tolerability profile, and unique flexible dosing 3 options Business model built on strong global partnerships and collaborations 4 Seasoned leadership team with a track record for success 5 6Investor highlights Pursuing promising large indications for serious conditions that compromise women's reproductive 1 health and beyond, with the potential to extend into other indications including prostate cancer Ebopiprant, the only known product in development for preterm labor, has positive Phase 2a data 2 that support a Phase 2b dose ranging study Yselty® has potential best in class efficacy, a favorable tolerability profile, and unique flexible dosing 3 options Business model built on strong global partnerships and collaborations 4 Seasoned leadership team with a track record for success 5 6

Product overview YSELTY® EBOPIPRANT NOLASIBAN (LINZAGOLIX) (OBE022) Potential to improve live birth Potential to relieve symptoms Potential to delay preterm rate following IVF & embryo of heavy menstrual bleeding birth to improve newborn transfer due to uterine fibroids and health and reduce medical pain associated with costs endometriosis 7Product overview YSELTY® EBOPIPRANT NOLASIBAN (LINZAGOLIX) (OBE022) Potential to improve live birth Potential to relieve symptoms Potential to delay preterm rate following IVF & embryo of heavy menstrual bleeding birth to improve newborn transfer due to uterine fibroids and health and reduce medical pain associated with costs endometriosis 7

# Multiple development programs drive value

| | Phase 1 | Phase 2 | Phase 3 | Next Milestones |
|---|---|---|---|---|
| YSELTY® (LINZAGOLIX) Oral GnRH receptor antagonist | Uterine Fibroids – Ph3 PRIMROSE 2 (EU & US) | | | NDA submission (Q3:21) |
| | Uterine Fibroids – Ph3 PRIMROSE 1 (US) | | | MAA for uterine fibroids expected approval (Q4:21) |
| | Endometriosis – Ph3 EDELWEISS 3 (EU & US) | | | EDELWEISS 3: Primary endpoint readout expected (Q4:21) |
| EBOPIPRANT Oral $PGF_{2\alpha}$ receptor antagonist | Preterm Labor – Ph2b (EU & Asia) | | | Initiation of Phase 2b dose ranging study (Q4:21) |
| NOLASIBAN Oral oxytocin receptor antagonist | IVF – Ph1/2 (China) | | | In development, partnership with Yuyuan BioScience Technology (PRC) |

ObsEva | 8

EBOPIPRANT Potential To Delay Preterm Birth To Improve Newborn Health And Reduce Medical CostsEBOPIPRANT Potential To Delay Preterm Birth To Improve Newborn Health And Reduce Medical Costs

# Preterm birth is delivery before 37 weeks of pregnancy

## Life altering & costly

**$26B/yr**
US economic burden

**>1**
In 10 babies are born preterm

**1 million**
preterm related deaths in 2015 WW[1]

**LEADING**
cause of death in children under age 5

Babies surviving early birth face greater likelihood of lifelong disabilities

Preterm birth, a costly burden per baby

| | |
|---|---|
| $16.9B+ | US infant medical costs |
| $195K+ | average cost per US survivor infant born 24-26 weeks |
| $50K | average US cost for a preterm infant |



ObsEva

*WHO 'Born Too Soon: The Global Action Report on Preterm Birth' (2012); Kissin et al. NEJM, 2014*
*Behrman et al., National Academies Press, 2007*
*[1]WHO: 15 million babies born preterm each year worldwide, and number is rising.*

10

# Ebopiprant is designed to treat preterm labor (PTL)

| | Treating Preterm Labor | Preventing Preterm Labor |
|---|---|---|
| Drug(s) | No FDA–approved PTL treatment available in US<br><br>Current treatment in US includes off-label use of non-selective prostaglandin (COX) inhibitors, Indomethacin, calcium channel blocker, beta-mimetics; all are associated with safety issues that limit use<br><br>Atosiban (oxytocin receptor antagonist) approved in EU/some Asian countries | Makena approved for prevention of PTL in women with history of preterm birth<br><br>Not approved for treatment of PTL<br><br>Potential withdrawal from US market after failed confirmatory trial |
| Use | Use in setting of active preterm labor and threatened premature delivery | Use starts between 16 and 20 weeks of pregnancy |



ObsEva

11

Ebopiprant: an advancement in treatment of preterm labor Orally active, selective prostaglandin F (PGF ) receptor antagonist 2α 2α Potential to treat preterm labor ebopiprant with improved safety over non- Selectively blocks selective COX *inhibitors the PGF2 2α (NSAIDS) receptor *COX: cyclooxygenase 12Ebopiprant: an advancement in treatment of preterm labor Orally active, selective prostaglandin F (PGF ) receptor antagonist 2α 2α Potential to treat preterm labor ebopiprant with improved safety over non- Selectively blocks selective COX *inhibitors the PGF2 2α (NSAIDS) receptor *COX: cyclooxygenase 12

# Ebopiprant is designed to delay delivery by at least 48 hours



Short-term prolongation of pregnancy *(at least 48 hours)* provides a critical window for impact on neonatal outcomes:

- Allows full effect of corticosteroids on neonatal lung maturity
  - Prematurity associated with respiratory complications due to insufficient lung maturation
  - Corticosteroids used to speed up maturation process
  - Maximum effect occurs ~48+ hours after administration
- Allows patient transfer to centers with NICU*



*NICU=neonatal intensive care unit

ObsEva | 13

# Ebopiprant Phase 2a PROLONG study



Dosing period and FU visit
- Visits at site -
Maternal and neonatal FU
- Site visits or medical records -
Infant follow-up
- Non-interventional, no site visits -
Screening and day 1
End of treatment visit
Follow-up visit
D1 D2 D3
D7
D14
Delivery
Delivery +28 D
Term# +6 M
Term# +12 M
Term# +24 M
# Expected Term
≤24h
ebopiprant or placebo
Atosiban
Hospitalization

**Study design:**
- Double-blind, randomized
- Atosiban + Ebopiprant vs
- Atosiban + Placebo

**Endpoints:**
- Incidence of delivery within 48 hours and 7 days of treatment
- Time to delivery and delivery prior to 37 weeks of gestation
- Maternal, fetal, neonatal safety

ObsEva | 14

Ebopiprant Phase 2a PROLONG study Demographics and baseline characteristics Atosiban + Placebo Atosiban + Ebopiprant n=55 n=58 29.6 (5.1) 29.7 (5.7) Mean age – years (SD) Race 39 (70.9%) 42 (72.4%) White – n (%) 16 (29.1%) 14 (24.1%) Asian – n (%) 29 (3.0) 30.2 (2.6) Mean (SD) gestational age – weeks 23 (41.8%) 25 (43.1%) 24 to 30 weeks – n (%) 32 (58.2%) 33 (56.9%) 30 to 34 weeks – n (%) 41 (74.5%) 42 (72.4%) Singleton – n (%) 14 (25.5%) 16 (27.6%) Twin – n (%) 15Ebopiprant Phase 2a PROLONG study Demographics and baseline characteristics Atosiban + Placebo Atosiban + Ebopiprant n=55 n=58 29.6 (5.1) 29.7 (5.7) Mean age – years (SD) Race 39 (70.9%) 42 (72.4%) White – n (%) 16 (29.1%) 14 (24.1%) Asian – n (%) 29 (3.0) 30.2 (2.6) Mean (SD) gestational age – weeks 23 (41.8%) 25 (43.1%) 24 to 30 weeks – n (%) 32 (58.2%) 33 (56.9%) 30 to 34 weeks – n (%) 41 (74.5%) 42 (72.4%) Singleton – n (%) 14 (25.5%) 16 (27.6%) Twin – n (%) 15

Overall delivery rate within 48 hours reduced by >40% Percentage of women delivering within 48 hours 30% Placebo + atosiban ebopiprant + atosiban 26.8% 22.6% 21.8% 20% 20.8% 12.9% 12.5% 12.5% 12.5% 12.0% 10% 7.1% n=55 n=56 n=24 n=25 n=31 n=31 n=41 n=40 n=14 n=16 0% Overall GA 24 to GA 30 to Singletons Twins 30 weeks 34 weeks OR (90% CI) 0.52 (0.22, 1.23) 1.05 (0.20, 5.43) 0.77 (0.21, 2.89) 0.39 (0.15, 1.04) 2.05 (0.23, 18.1) 16 Percentage of subjectsOverall delivery rate within 48 hours reduced by >40% Percentage of women delivering within 48 hours 30% Placebo + atosiban ebopiprant + atosiban 26.8% 22.6% 21.8% 20% 20.8% 12.9% 12.5% 12.5% 12.5% 12.0% 10% 7.1% n=55 n=56 n=24 n=25 n=31 n=31 n=41 n=40 n=14 n=16 0% Overall GA 24 to GA 30 to Singletons Twins 30 weeks 34 weeks OR (90% CI) 0.52 (0.22, 1.23) 1.05 (0.20, 5.43) 0.77 (0.21, 2.89) 0.39 (0.15, 1.04) 2.05 (0.23, 18.1) 16 Percentage of subjects

Singleton delivery rate within 48 hours reduced by >50% Percentage of women delivering within 48 hours 40% Placebo + atosiban ebopiprant + atosiban 30% 30.0% 26.8% 23.8% 20% 15.8% 12.5% 10% 9.5% n=41 n=40 n=21 n=21 n=20 n=19 0% Overall GA 24 to GA 30 to 30 weeks 34 weeks OR (90% CI) 0.39 (0.15, 1.04) 0.34 (0.08, 1.49) 0.44 (0.12, 1.62) 17 Percentage of subjectsSingleton delivery rate within 48 hours reduced by >50% Percentage of women delivering within 48 hours 40% Placebo + atosiban ebopiprant + atosiban 30% 30.0% 26.8% 23.8% 20% 15.8% 12.5% 10% 9.5% n=41 n=40 n=21 n=21 n=20 n=19 0% Overall GA 24 to GA 30 to 30 weeks 34 weeks OR (90% CI) 0.39 (0.15, 1.04) 0.34 (0.08, 1.49) 0.44 (0.12, 1.62) 17 Percentage of subjects

Reduced Singleton 24- to 30-week delivery rate within 7 days Percentage of women delivering within 7 days 50% Placebo + atosiban ebopiprant + atosiban 40% 42.1% 40.0% 30% 31.7% 27.5% 23.8% 20% 14.3% 10% n=41 n=40 n=21 n=21 n=20 n=19 0% Overall GA 24 to GA 30 to 30 weeks 34 weeks OR (90% CI) 0.81 (0.36, 1.83) 0.53 (0.14, 2.01) 1.09 (0.37, 3.18) 18 Percentage of subjectsReduced Singleton 24- to 30-week delivery rate within 7 days Percentage of women delivering within 7 days 50% Placebo + atosiban ebopiprant + atosiban 40% 42.1% 40.0% 30% 31.7% 27.5% 23.8% 20% 14.3% 10% n=41 n=40 n=21 n=21 n=20 n=19 0% Overall GA 24 to GA 30 to 30 weeks 34 weeks OR (90% CI) 0.81 (0.36, 1.83) 0.53 (0.14, 2.01) 1.09 (0.37, 3.18) 18 Percentage of subjects

Ebopiprant Maternal and neonatal safety Atosiban + Placebo Atosiban + Ebopiprant Maternal & Fetal AEs until 7 days post treatment – n (%) n=55 n=58 23 (41.8%) 24 (41.4%) At least one TEAE 0 0 SAEs 4 (7.3%) 4 (6.9%) Most common (constipation) Neonatal AEs and prematurity related Events – n (%) n=69 n=72 41 (59.4%) 44 (61.1%) At least one TEAE or prematurity related event 9 (13.0%) 10 (13.9%) SAEs 28 (40.6%) 22 (30.6%) Most common (neonatal jaundice) Neonatal outcomes – n (%) singletons n=41 n=40 Duration of hospitalization in days – mean (SD) 18.0 (25.8) 13.7 (16.5) 19Ebopiprant Maternal and neonatal safety Atosiban + Placebo Atosiban + Ebopiprant Maternal & Fetal AEs until 7 days post treatment – n (%) n=55 n=58 23 (41.8%) 24 (41.4%) At least one TEAE 0 0 SAEs 4 (7.3%) 4 (6.9%) Most common (constipation) Neonatal AEs and prematurity related Events – n (%) n=69 n=72 41 (59.4%) 44 (61.1%) At least one TEAE or prematurity related event 9 (13.0%) 10 (13.9%) SAEs 28 (40.6%) 22 (30.6%) Most common (neonatal jaundice) Neonatal outcomes – n (%) singletons n=41 n=40 Duration of hospitalization in days – mean (SD) 18.0 (25.8) 13.7 (16.5) 19

# Ebopiprant Phase 2b dose ranging study
# Anticipated initiation Q4:21*

**Study Design:**
- Global (EU and Asia)
- Dose escalating
- Double-blind, randomized
- Atosiban + Ebopiprant
- Atosiban + Placebo

**Key Eligibility Criteria:**
- Single gestation
- 24-34 weeks
- Confirmed preterm labor
- No contraindication to tocolysis

**Endpoints:**
- Optimal dose
- Incidence of delivery within 48 hours and 7 days of treatment
- Time to delivery and delivery prior to 37 weeks of gestation
- Maternal, fetal, neonatal safety

*Discussions with FDA on requirements for US clinical development to occur in parallel

ObsEva | 20

Ebopiprant development in the US • FDA approved the beta-mimetic ritodrine (Yutopar) in 1980 Ø Withdrawn from the market in 1995 due to cardiovascular complications Ø No subsequent US approvals for PTL treatment • Discussions with FDA regarding clinical development program will be required • Currently engaging with US KOLs/advocacy groups • Potential approaches include: ‒ Combination with non-registered standard of care ‒ Comparison with non-registered standard of care ‒ Open label single-arm study vs historical data • Single Phase 3 study may be acceptable 21Ebopiprant development in the US • FDA approved the beta-mimetic ritodrine (Yutopar) in 1980 Ø Withdrawn from the market in 1995 due to cardiovascular complications Ø No subsequent US approvals for PTL treatment • Discussions with FDA regarding clinical development program will be required • Currently engaging with US KOLs/advocacy groups • Potential approaches include: ‒ Combination with non-registered standard of care ‒ Comparison with non-registered standard of care ‒ Open label single-arm study vs historical data • Single Phase 3 study may be acceptable 21

# Ebopiprant, a potential breakthrough for preterm labor

**Over 50% reduction of singleton delivery within 48 hrs ✓**

Enabling administration of critical drugs for neonatal protection

**Favorable maternal, fetal and neonatal safety ✓**

Maternal, fetal and neonatal safety comparable to placebo

**Supports advancing ebopiprant into Phase 2b ✓**

Phase 2b study will include higher doses to more fully define ebopiprant potential and the longer-term benefits for babies

**Ebopiprant has demonstrated proof of concept in delaying preterm birth**

ObsEva | 22

D ES IGNED TO TREAT MORE WOMEN SUFFERING FROM UTERINE FIBROIDS Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug.D ES IGNED TO TREAT MORE WOMEN SUFFERING FROM UTERINE FIBROIDS Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug.

# Uterine fibroids

## A significant unmet need translating into a multibillion market

**$34B**/yr
total US costs from direct costs, lost workdays and complications

**9** million
women in the US affected by fibroids

**70**%+
of women have fibroids by age 50

**Quality of Life**
premenopausal women may experience heavy menstrual bleeding, anemia, bloating, infertility, pain and swelling

**600,000**
hysterectomies are performed annually in the US

**300,000**
are because of uterine fibroids

**>4** million
women in the US are treated annually for fibroids



ObsEva

Cardozo et al., Am J Obstet Gynecol 2012; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website; Epidemiology of women's health, Jones & Bartlett Learning, Ruby T. Senie, 2014

24

GnRH antagonist mechanism of action Hypothalamus GnRH Anterior pituitary gland 1. Yselty® binds 3. Rapid suppression competitively to of LH and FSH pituitary gland GnRH receptors FSH, LH Yselty® (linzagolix) 2. Prevents receptor activation by Estradiol endogenous GnRH Ovary 4. Gonadotropin suppression leads Uterus to dose-dependent decrease in serum estradiol concentration 25GnRH antagonist mechanism of action Hypothalamus GnRH Anterior pituitary gland 1. Yselty® binds 3. Rapid suppression competitively to of LH and FSH pituitary gland GnRH receptors FSH, LH Yselty® (linzagolix) 2. Prevents receptor activation by Estradiol endogenous GnRH Ovary 4. Gonadotropin suppression leads Uterus to dose-dependent decrease in serum estradiol concentration 25

Promise of GnRH antagonists Dose dependent reduction of estradiol (E2) Women with symptoms of uterine fibroids No estradiol suppression Target estradiol Full estradiol suppression Disease Symptoms Outcomes Symptoms/Safety Concerns ‒ Heavy menstrual bleeding/anemia‒ Reduction in bleeding‒ BMD loss ‒ Abdominal/pelvic pain and pressure‒ Minimal to no impact on BMD‒ Hot flushes *ABT not required *ABT required for long term use (>6 months) *ABT: 1mg estradiol/0.5 mg norethisterone acetate 26Promise of GnRH antagonists Dose dependent reduction of estradiol (E2) Women with symptoms of uterine fibroids No estradiol suppression Target estradiol Full estradiol suppression Disease Symptoms Outcomes Symptoms/Safety Concerns ‒ Heavy menstrual bleeding/anemia‒ Reduction in bleeding‒ BMD loss ‒ Abdominal/pelvic pain and pressure‒ Minimal to no impact on BMD‒ Hot flushes *ABT not required *ABT required for long term use (>6 months) *ABT: 1mg estradiol/0.5 mg norethisterone acetate 26

A potential new gold standard treatment for uterine fibroids Differentiated PK/PD profile 1 2 3 No CYP3A4 Bioavailability Half-life induction/food > 80% 14-15 hours effect Reliable absorption Optimal balance for “No hassle” Predictable exposure/effect with dosing and effectiveness administration profile each dose • Convenient once-daily dosing • Can be taken with or without that fits into women’s busy food lives • No relevant interactions with • Blood levels that last long hormonal add-back therapy, enough to allow flexibility in oral iron, calcium or other dosing time common medications 27A potential new gold standard treatment for uterine fibroids Differentiated PK/PD profile 1 2 3 No CYP3A4 Bioavailability Half-life induction/food > 80% 14-15 hours effect Reliable absorption Optimal balance for “No hassle” Predictable exposure/effect with dosing and effectiveness administration profile each dose • Convenient once-daily dosing • Can be taken with or without that fits into women’s busy food lives • No relevant interactions with • Blood levels that last long hormonal add-back therapy, enough to allow flexibility in oral iron, calcium or other dosing time common medications 27

Uterine fibroids are ruining lives… No two women are the same, but millions share a common problem: suffering the daily consequences of uterine fibroids Yselty® 200 mg once daily Yselty® 100 mg once Yselty® 200 mg once with concomitant ABT daily without ABT daily without ABT For long-term use for women For long-term use for women with For short-term use (up to 6 months) for whom ABT is appropriate a contraindication to or who prefer when rapid reduction in fibroid and to avoid ABT uterine volume is desired …Yselty®, designed to treat more women 28 The hypothetical patients represented on this slide are for illustrative purposes only as no strength of linzagolix has been approved nor is there FDA-approved Prescribing Information to guide clinical decisionsUterine fibroids are ruining lives… No two women are the same, but millions share a common problem: suffering the daily consequences of uterine fibroids Yselty® 200 mg once daily Yselty® 100 mg once Yselty® 200 mg once with concomitant ABT daily without ABT daily without ABT For long-term use for women For long-term use for women with For short-term use (up to 6 months) for whom ABT is appropriate a contraindication to or who prefer when rapid reduction in fibroid and to avoid ABT uterine volume is desired …Yselty®, designed to treat more women 28 The hypothetical patients represented on this slide are for illustrative purposes only as no strength of linzagolix has been approved nor is there FDA-approved Prescribing Information to guide clinical decisions

Up to 50% of US women suffering from uterine fibroids may have a contraindication to hormonal ABT* Black women are overrepresented Proportion of US population 60% 50% Non-Hispanic Black 40% Non-Hispanic White 30% 20% 10% 0% Obesity (BMI ≥ 30) Hypertension Genetic risk factors Severe obesity Smokers aged ≥18 Dyslipidemia in women uncontrolled** for Venous (BMI ≥40) in aged ≥20 thromboembolism women aged ≥20 *US FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events ** Proportion of individuals with hypertension - Overall population Male vs Female: 47% vs 43% **Hales et al., Prevalence of obesity and severe obesity among adults: United States, 2017–2018. NCHS Data Brief, no 360 Current Cigarette Smoking Among Adults in the United States. Centers for Disease Control and Prevention 29 https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm#nation ; https://www.cdc.gov/ 2018 Proportion of US population (%)Up to 50% of US women suffering from uterine fibroids may have a contraindication to hormonal ABT* Black women are overrepresented Proportion of US population 60% 50% Non-Hispanic Black 40% Non-Hispanic White 30% 20% 10% 0% Obesity (BMI ≥ 30) Hypertension Genetic risk factors Severe obesity Smokers aged ≥18 Dyslipidemia in women uncontrolled** for Venous (BMI ≥40) in aged ≥20 thromboembolism women aged ≥20 *US FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events ** Proportion of individuals with hypertension - Overall population Male vs Female: 47% vs 43% **Hales et al., Prevalence of obesity and severe obesity among adults: United States, 2017–2018. NCHS Data Brief, no 360 Current Cigarette Smoking Among Adults in the United States. Centers for Disease Control and Prevention 29 https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm#nation ; https://www.cdc.gov/ 2018 Proportion of US population (%)

# Phase 3 registration studies

## PRIMROSE 1 (US) and PRIMROSE 2 (EU/US)


P1/P2
2 full menstrual cycles
24 weeks
28 weeks
24 weeks
n = 103/102
n = 94/97
n = 107/101
n = 105/103
n = 102/98
Screening
Placebo
100 mg
100 mg + ABT
200 mg
200 mg + ABT
Placebo (P1 only)
200 mg + ABT
100 mg
100 mg + ABT
200 mg + ABT
200 mg + ABT
24-Week
Post Treatment
Follow-up
Double-Blind Treatment
Double-Blind Treatment
Primary efficacy endpoint
Key secondary endpoints, Safety

Primary efficacy endpoint: proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

Patients in the studies received no Vitamin D or calcium supplementation

ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate)

ObsEva
30

PRIMROSE 1 and 2 achieved primary endpoint for both doses Responder* analysis at week 24 PRIMROSE 1 PRIMROSE 2 PRIMROSE 1 and 2 Week 24 Week 24 Week 24 pooled P<0.001 100% P<0.001 93.9% P<0.001 80% 84.5% P=0.003 P<0.001 75.5% P<0.001 60% 56.7% 56.4% 56.5% 40% 35.0% 32.2% 29.4% 20% n=103 n=94 n=102 n=102 n=97 n=98 n=205 n=191 n=200 0% Placebo Linzagolix Linzagolix Placebo Linzagolix Linzagolix Placebo Linzagolix Linzagolix 100 mg 200 mg + ABT 100 mg 200 mg + ABT 100 mg 200 mg + ABT *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 31 Error bars are 95% CI Proportion of womenPRIMROSE 1 and 2 achieved primary endpoint for both doses Responder* analysis at week 24 PRIMROSE 1 PRIMROSE 2 PRIMROSE 1 and 2 Week 24 Week 24 Week 24 pooled P<0.001 100% P<0.001 93.9% P<0.001 80% 84.5% P=0.003 P<0.001 75.5% P<0.001 60% 56.7% 56.4% 56.5% 40% 35.0% 32.2% 29.4% 20% n=103 n=94 n=102 n=102 n=97 n=98 n=205 n=191 n=200 0% Placebo Linzagolix Linzagolix Placebo Linzagolix Linzagolix Placebo Linzagolix Linzagolix 100 mg 200 mg + ABT 100 mg 200 mg + ABT 100 mg 200 mg + ABT *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 31 Error bars are 95% CI Proportion of women

PRIMROSE 1 and 2 achieved sustained reduction in MBL Responder* analysis at week 52 PRIMROSE 1 PRIMROSE 2 PRIMROSE 1 and 2 Week 52 Week 52 Week 52 pooled 100% 91.6% 89.3% 86.4% 80% 60% 60.7% 56.4% 53.2% 40% 38.7% 20% n=31 n=61 n=66 n=79 n=83 n=140 n=149 0% Placebo Linzagolix Linzagolix Linzagolix Linzagolix Linzagolix Linzagolix 100 mg 200 mg + ABT 100 mg 200 mg + ABT 100 mg 200 mg + ABT *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 32 Proportion of womenPRIMROSE 1 and 2 achieved sustained reduction in MBL Responder* analysis at week 52 PRIMROSE 1 PRIMROSE 2 PRIMROSE 1 and 2 Week 52 Week 52 Week 52 pooled 100% 91.6% 89.3% 86.4% 80% 60% 60.7% 56.4% 53.2% 40% 38.7% 20% n=31 n=61 n=66 n=79 n=83 n=140 n=149 0% Placebo Linzagolix Linzagolix Linzagolix Linzagolix Linzagolix Linzagolix 100 mg 200 mg + ABT 100 mg 200 mg + ABT 100 mg 200 mg + ABT *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 32 Proportion of women

Significant pain reduction maintained at weeks 52 and 64 PRIMROSE 1 PRIMROSE 2 P1 Wk 24 P1 Wk 52 Week 24 Week 52 Week 64 0 n=63 n=62 n=65 n=21 n=47 n=44 n=83 n=76 n=80 n=55 n=73 n=49 n=54 -0.6 -0.7 -1 -1.2 -1.9 -2.1 -2 -2.2 -2.6 -2.8 -2.8 -3 -3.3 -3.7 -3.9 Placebo -4 LGX 100 mg LGX 200 mg + ABT Error bars are 95% CI -5 Pain assessed on Numerical Rating Scale: 0-10 33 Mean change from baseline in pain scoreSignificant pain reduction maintained at weeks 52 and 64 PRIMROSE 1 PRIMROSE 2 P1 Wk 24 P1 Wk 52 Week 24 Week 52 Week 64 0 n=63 n=62 n=65 n=21 n=47 n=44 n=83 n=76 n=80 n=55 n=73 n=49 n=54 -0.6 -0.7 -1 -1.2 -1.9 -2.1 -2 -2.2 -2.6 -2.8 -2.8 -3 -3.3 -3.7 -3.9 Placebo -4 LGX 100 mg LGX 200 mg + ABT Error bars are 95% CI -5 Pain assessed on Numerical Rating Scale: 0-10 33 Mean change from baseline in pain score

LGX 200 mg without ABT significantly reduces uterine volume Substantial reduction compared to placebo & LGX 200 mg with ABT at Week 24 PRIMROSE 2 PRIMROSE 1 100 100 Placebo LGX 200 mg + ABT LGX 200 mg/200 mg + ABT 0 0 -100 -100 Error bars are 95% CI -200 -200 Baseline 12 24 36 52 Baseline 12 24 36 52 Weeks Weeks 34 Mean CFB 3 uterine volume cmLGX 200 mg without ABT significantly reduces uterine volume Substantial reduction compared to placebo & LGX 200 mg with ABT at Week 24 PRIMROSE 2 PRIMROSE 1 100 100 Placebo LGX 200 mg + ABT LGX 200 mg/200 mg + ABT 0 0 -100 -100 Error bars are 95% CI -200 -200 Baseline 12 24 36 52 Baseline 12 24 36 52 Weeks Weeks 34 Mean CFB 3 uterine volume cm

# 24-week efficacy data support Yselty® (linzagolix) as potential best-in-class GnRH antagonist

Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway

| | Yselty® (Linzagolix) | | | Elagolix | | | Relugolix | | |
|---|---|---|---|---|---|---|---|---|---|
| | PRIMROSE 1 | PRIMROSE 2 | Pooled Analysis | ELARIS 1 | ELARIS 2 | Pooled Analysis | LIBERTY 1 | LIBERTY 2 | Pooled Analysis |
| Dose Regimen | 200mg + ABT Once daily | | | 300 mg + ABT Twice daily | | | 40mg + ABT Once daily | | |
| Mean Age (y) | 41.6 | 43.1 | | 42.6 | 42.5 | | 41.3 | 42.1 | |
| Baseline MBL (mL per cycle) | 197 | 212 | | 238 | 229 | | 229 | 247 | |
| Responder* Rate (RR) (%) | 75.5 | 93.9 | 84.7 | 68.5 | 76.5 | 72.2+ | 73.4 | 71.2 | 72.3++ |
| Amenorrhea | ✓ | ✓ | | ✓ | ✓ | | ✓ | ✓ | |
| Pain | ✓ | ✓ | | NR | NR | | ✓ | ✓ | |
| Fibroid Volume | ✗ | ✓ | | NR** | NR** | | ✗ | ✗ | |
| Uterine Volume | ✗ | ✓ | | NR** | NR** | | ✓ | ✓ | |
| Menstrual Blood Loss | ✓ | ✓ | | ✓ | ✓ | | ✓ | ✓ | |
| Anemia | ✓ | ✓ | | ✓ | ✓ | | ✓ | ✓ | |
| Quality of Life | ✓ | ✓ | | ✓ | ✓ | | ✓ | ✓ | |

ObsEva

Source: Company information Note: NR = Not reported.
*Primary endpoint: Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline ** P-value not reported
+ *Simon et al, Obstet Gynecol 135, 1313-1326 2020* ++ *Venturella R et al, ESHRE 2020 abstract*.

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Minimal BMD change with both doses, plateauing after week 24 Expected age-related BMD decline observed in placebo arm at Week 52 PRIMROSE 1 PRIMROSE 2 2% 2% Week 24 Week 52 Week 24 Week 52 n=78 n=52 0% 0% 0.4% 0.5% -0.8% -1.3% -1.4% -2.0% -2.0% -2.1% -2.3% -2.4% n=56 -2% -2% n=72 n=71 n=38 n=60 -3.6% n=55 n=50 -4% -4% n=20 -6% n=40 -6% -8% Placebo -8% Linzagolix 100 mg Error bars are 95% CI Linzagolix 200 mg + ABT -10% -10% Recovery at 6 months post-treatment (in subjects with a decrease at Week 52): Median % BMD increase: LGX 100 mg about 0.8%, LGX 200 mg + ABT about 1.2% 36 Mean % change from baseline lumbar spine BMDMinimal BMD change with both doses, plateauing after week 24 Expected age-related BMD decline observed in placebo arm at Week 52 PRIMROSE 1 PRIMROSE 2 2% 2% Week 24 Week 52 Week 24 Week 52 n=78 n=52 0% 0% 0.4% 0.5% -0.8% -1.3% -1.4% -2.0% -2.0% -2.1% -2.3% -2.4% n=56 -2% -2% n=72 n=71 n=38 n=60 -3.6% n=55 n=50 -4% -4% n=20 -6% n=40 -6% -8% Placebo -8% Linzagolix 100 mg Error bars are 95% CI Linzagolix 200 mg + ABT -10% -10% Recovery at 6 months post-treatment (in subjects with a decrease at Week 52): Median % BMD increase: LGX 100 mg about 0.8%, LGX 200 mg + ABT about 1.2% 36 Mean % change from baseline lumbar spine BMD

Bone mineral density – no change in z-scores Expected age-related BMD decline observed in placebo arm at Week 52 P1 Placebo P1 LGX 100 mg P1 LGX 200 mg + ABT 6 6 6 4 4 4 2 2 2 0 0 0 -2 -2 -2 -4 -4 -4 P2 Placebo P2 LGX 100 mg P2 LGX 200 mg + ABT 6 6 6 4 4 4 Z-score compares BMD to the average values of a person of 2 2 2 the same age and gender. 0 0 0 A score < -2 is a sign of less -2 -2 -2 bone mass than expected -4 -4 -4 37 Baseline Week 24 Week 52 Baseline Baseline Week 24 Week 52 Week 24 Baseline Baseline Week 24 Week 24 Week 52 Week 52 Week 76 Baseline Week 24 Week 52 Week 76 z-score z-score z-score z-score z-score z-scoreBone mineral density – no change in z-scores Expected age-related BMD decline observed in placebo arm at Week 52 P1 Placebo P1 LGX 100 mg P1 LGX 200 mg + ABT 6 6 6 4 4 4 2 2 2 0 0 0 -2 -2 -2 -4 -4 -4 P2 Placebo P2 LGX 100 mg P2 LGX 200 mg + ABT 6 6 6 4 4 4 Z-score compares BMD to the average values of a person of 2 2 2 the same age and gender. 0 0 0 A score < -2 is a sign of less -2 -2 -2 bone mass than expected -4 -4 -4 37 Baseline Week 24 Week 52 Baseline Baseline Week 24 Week 52 Week 24 Baseline Baseline Week 24 Week 24 Week 52 Week 52 Week 76 Baseline Week 24 Week 52 Week 76 z-score z-score z-score z-score z-score z-score

Favorable tolerability profile Summary of adverse events—week 24 to 52 PRIMROSE 1 PRIMROSE 2 Yselty® Yselty® Number (%) of women Yselty® Yselty® Placebo 100 mg 200 mg + ABT 100 mg 200 mg + ABT n=31 n=62 n=70 n=79 n=84 12 (38.7) 25 (40.3) 25 (35.7) 22 (27.8) 21 (25.0) Subject with at least one TEAE 1 (3.2) 2 (3.2) 1 (1.4) 7 (8.9) 1 (1.2) TEAE leading to discontinuation 0 0 0 0 0 SAE related to linzagolix Occurrence after week 24 of most frequently reported AEs (> 5%) up to week 24 0 1 (1.6) 0 2 (2.5) 3 (3.6) Hot flush 1 (3.2) 3 (4.8) 0 1 (1.3) 1 (1.2) Headache 1 (3.2) 0 0 2 (2.5) 1 (1.2) Anemia 38Favorable tolerability profile Summary of adverse events—week 24 to 52 PRIMROSE 1 PRIMROSE 2 Yselty® Yselty® Number (%) of women Yselty® Yselty® Placebo 100 mg 200 mg + ABT 100 mg 200 mg + ABT n=31 n=62 n=70 n=79 n=84 12 (38.7) 25 (40.3) 25 (35.7) 22 (27.8) 21 (25.0) Subject with at least one TEAE 1 (3.2) 2 (3.2) 1 (1.4) 7 (8.9) 1 (1.2) TEAE leading to discontinuation 0 0 0 0 0 SAE related to linzagolix Occurrence after week 24 of most frequently reported AEs (> 5%) up to week 24 0 1 (1.6) 0 2 (2.5) 3 (3.6) Hot flush 1 (3.2) 3 (4.8) 0 1 (1.3) 1 (1.2) Headache 1 (3.2) 0 0 2 (2.5) 1 (1.2) Anemia 38

yselty linzagolix

# Designed to treat more women

## Excellent clinical data driving differentiated profile

**Potentially best-in-class** ✓

- Unique PD/PK Profile
- Efficacy sustained up to 52 weeks for all dose regimens

**Favorable tolerability profile** ✓

- No safety signal of concern
- BMD remains within normal ranges during and after treatment

**Unique set of treatment options** ✓

- Unique low dose option without ABT
- Significant uterine volume reduction for 200 mg without ABT

**ABT-containing regimens may be contraindicated in up to 50% of US women with uterine fibroids based on the elagolix US label* and analysis of CDC data****

ObsEva

*US FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events
** Current Cigarette Smoking Among Adults in the United States. Centers for Disease Control and Prevention https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm#nation ; https://www.cdc.gov/2018

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# Endometriosis

## An emotionally and physically painful condition

**$22B**/yr
total US costs

**176** million
women worldwide suffer from endometriosis

**60** %+
of women feel symptoms by age 16

## Quality of Life

premenopausal women may experience pelvic pain, pain during intercourse and defecation, infertility and emotional distress

Endometriosis affects up to

- **10**%+ in the general population
- **50**%+ in the fertile population
- **60**%+ in patients with chronic pelvic pain

**5** million
women in the US are treated annually for endometriosis



ObsEva

Cardozo et al., Am J Obstet Gynecol 2012; 2017; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website

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Phase 2b EDELWEISS in endometriosis 8-14 weeks 24 weeks 24 weeks Placebo 50 mg daily 50 mg daily Lead-in 75 mg daily 50 mg daily Follow-up 100 mg daily 100 mg daily Optional 200 mg daily 200 mg daily extension: 6M + 6M follow-up 75 mg daily* Titrated dose 50-100 mg Enrollment 328 patients, ~65/arm Primary efficacy endpoint: VRS PAIN SCORE RESPONDER RATE 50 sites in US (n=177) Secondary endpoint: BMD** 14 sites in EU (n= 151) Patients were provided with Vitamin D and calcium * Titration after 12 weeks based on E2 serum level at weeks 4 and 8 41 **BMD = bone mineral densityPhase 2b EDELWEISS in endometriosis 8-14 weeks 24 weeks 24 weeks Placebo 50 mg daily 50 mg daily Lead-in 75 mg daily 50 mg daily Follow-up 100 mg daily 100 mg daily Optional 200 mg daily 200 mg daily extension: 6M + 6M follow-up 75 mg daily* Titrated dose 50-100 mg Enrollment 328 patients, ~65/arm Primary efficacy endpoint: VRS PAIN SCORE RESPONDER RATE 50 sites in US (n=177) Secondary endpoint: BMD** 14 sites in EU (n= 151) Patients were provided with Vitamin D and calcium * Titration after 12 weeks based on E2 serum level at weeks 4 and 8 41 **BMD = bone mineral density

Phase 2b EDELWEISS in endometriosis Dysmenorrhea (%) Overall Pelvic Pain (%) Responder (0-3 VRS) Responder (0-3 VRS) Plc 75mg 200mg Plc 75mg 200mg 84.1 78.9 77.3 68.2 58.3 70.8 *** *** 61.5 28.5 56.3 0 ** * 34.5 Week 12 Week 24 Non-menstrual Pelvic Pain (%) Responder (0-3 VRS) Week 12 Week 24 Plc 75mg 200mg 72.9 72.7 58.5 Potential point of differentiation as 75mg partial suppression 47.7 37.1 * dose is nearly as effective as 200mg full suppression dose Week 12 Week 24 *p value <0.05 **p value <0.01 ***p value <0.001 for linzagolix doses compared to placebo 42Phase 2b EDELWEISS in endometriosis Dysmenorrhea (%) Overall Pelvic Pain (%) Responder (0-3 VRS) Responder (0-3 VRS) Plc 75mg 200mg Plc 75mg 200mg 84.1 78.9 77.3 68.2 58.3 70.8 *** *** 61.5 28.5 56.3 0 ** * 34.5 Week 12 Week 24 Non-menstrual Pelvic Pain (%) Responder (0-3 VRS) Week 12 Week 24 Plc 75mg 200mg 72.9 72.7 58.5 Potential point of differentiation as 75mg partial suppression 47.7 37.1 * dose is nearly as effective as 200mg full suppression dose Week 12 Week 24 *p value <0.05 **p value <0.01 ***p value <0.001 for linzagolix doses compared to placebo 42

Phase 2b EDELWEISS in endometriosis Sustained improvement in overall endometriosis symptoms (PGIC) 100% Week 12 Week 24 Week 52 80% 76.2% 70.0% p=0.003 64.3% 60% 61.7% p=0.010 56.5% 49.0% 40% 25.6% 20% n=43 n=98 n=46 n=47 n=40 n=28 n=21 0% Placebo 75 mg 200 mg 75 mg 200 mg 75 mg 200/ 100 mg 43 Much or very much improved (%)Phase 2b EDELWEISS in endometriosis Sustained improvement in overall endometriosis symptoms (PGIC) 100% Week 12 Week 24 Week 52 80% 76.2% 70.0% p=0.003 64.3% 60% 61.7% p=0.010 56.5% 49.0% 40% 25.6% 20% n=43 n=98 n=46 n=47 n=40 n=28 n=21 0% Placebo 75 mg 200 mg 75 mg 200 mg 75 mg 200/ 100 mg 43 Much or very much improved (%)

Phase 2b EDELWEISS in endometriosis 75 mg effective without significantly affecting BMD Mean % change in BMD from baseline to 24 weeks (12 weeks for placebo) Lumbar Spine Total hip Femoral neck 2 75mg 200mg 1 Placebo 50mg 0 75mg FD -1 100mg 200mg -2 -3 -4 Error bars are 95% CIs 44Phase 2b EDELWEISS in endometriosis 75 mg effective without significantly affecting BMD Mean % change in BMD from baseline to 24 weeks (12 weeks for placebo) Lumbar Spine Total hip Femoral neck 2 75mg 200mg 1 Placebo 50mg 0 75mg FD -1 100mg 200mg -2 -3 -4 Error bars are 95% CIs 44

Phase 3 endometriosis trial EDELWEISS 3 11±5 weeks 24 weeks treatment 24 weeks extension 24 weeks 75 mg daily Placebo 200 mg daily + ABT Post Treatment Follow-up Lead-in 75 mg daily 75 mg daily 200 mg daily + ABT 200 mg daily + ABT Co-Primary efficacy endpoint: DYS/NMPP Responder Analysis Patients are provided with Vitamin D and calcium ABT: Add Back Therapy (estradiol + norethindrone acetate) 45Phase 3 endometriosis trial EDELWEISS 3 11±5 weeks 24 weeks treatment 24 weeks extension 24 weeks 75 mg daily Placebo 200 mg daily + ABT Post Treatment Follow-up Lead-in 75 mg daily 75 mg daily 200 mg daily + ABT 200 mg daily + ABT Co-Primary efficacy endpoint: DYS/NMPP Responder Analysis Patients are provided with Vitamin D and calcium ABT: Add Back Therapy (estradiol + norethindrone acetate) 45

# Prostate cancer

## The second most prevalent form of cancer in men and a leading cause of death due to cancer[1]

**3.8%**

Of all cancer deaths in men in 2018 due to prostate cancer[2]

**1.3M**

New cases of prostate cancer reported globally in 2018[3]

**2X** Mortality Rate

In African-American men compared to Caucasians; incidence rate of 158.3 new cases diagnosed per 100K African-American men[4]

**~130K**

Number of patients in the US treated with Lupron

**$600M**

Total US sales for GnRH agonists

Lupron was the biggest product in the US with nearly $350M in revenue

**$2.1B**

Total global prostate cancer market for GnRH agonists in 2020[5]

Or over half of the total global GnRH agonist market[6]



ObsEva

[1-4]. World J Oncol. 2019. 10; 63
[5]. IMS MIDAS data, monthly audit Dec 2020
[6]. Evaluate Pharma, aggregation of brokers forecast, 2020

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# Advanced prostate cancer opportunity

| | |
|---|---|
| Current Standard of Care | Aims to reduce testosterone (T) to castration levels |
| Limitations | Injectable GnRH agonists (leuprolide) most commonly used but associated with initial T level spike that can worsen symptoms and delay recovery upon drug discontinuation |
| Benefit of GnRH antagonists | Evidence from pooled analyses suggest lower cardiovascular risk with GnRH antagonists versus GnRH agonists[1] |
| Paradigm Change | Once-daily oral drugs that can safely and effectively suppress T levels would represent a paradigm change in chronic treatment of the disease |
| Superiority of relugolix | Myovant's relugolix (Orgovyx™) demonstrated superiority in Phase 3 versus Lupron and launched in January 2021 |

Obseva

[1] Albertsen et al., Eur Urol. 2014. 65; 565

47

# GnRH analogues in prostate cancer*

| Profile | | | Efficacy†† | | | | Safety | | |
|---|---|---|---|---|---|---|---|---|---|
| GnRH analog | Delivery Route | Flare Effect† | Castration on Day 4 (%) | Castration on Day 15 (%) | Sustained T Level to 48 Weeks (%) | PSA Response at Day 15 (%) | MACE‡ Overall/ Prior History (%) | Injection Site Reaction (%) | Hot Flush (%) |
| GnRH Agonist | | | | | | | | | |
| Leuprolide | Injection (Every 1-3 months) | Yes | 0 | 12 | 89 | 20 | 6.2/17.8 | 14 | 51.6 |
| Degarelix§ | Injection (Monthly) | No | 96 | 99 | 97 | - | - | 40 | 26.0 |
| Relugolix | Oral | No | 56 | 99 | 97 | 79 | 2.9/3.6 | n/a | 54.3 |

*Phase 3 relugolix (HERO) results for leuprolide and Relugolix (Shore et al., NEJM. 2020; 382: 2187 -96 ; Degarelix package insert (PI)
†Flare effect = initial spike in T levels upon treatment initiation due to initial activation of GnRH receptor
††Responder = Testosterone levels <50 ng/dL (i.e., castration)
‡MACE=major cardiovascular event after 48 weeks of treatment; KM analysis showed 54% lower risk in relugolix group vs leuprolide group
§Degarelix PI: Day 3 and Day 14; sustained levels to Day 364 for 240/80mg dose; *rate of hot flush for leuprolide in Degarelix studies was 21%

Obseva
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# ObsEva's linzagolix could potentially challenge the current standard of care as the best-in-class oral GnRH antagonist for advanced prostate cancer

- Potentially best-in-class GnRH antagonist in uterine fibroids & endometriosis
- ObsEva exploring development of linzagolix in combination with estrogen for the treatment of advanced prostate cancer
- Potential improvement on GnRH antagonist-only regimen by further decreasing cardiovascular & bone loss risk, and mitigating hot flushes: Phase 3 results showed similar hot flush rates (>50%) for relugolix and leuprolide[1]
- ObsEva has exclusive global rights (excluding Asia) to linzagolix for all indications

[1] Shore et al., NEJM. 2020; 382:2187-96

ObsEva | 49

Investor highlights Pursuing promising large indications for serious conditions that compromise women's reproductive 1 health and beyond, with the potential to extend into other indications including prostate cancer Ebopiprant, the only known product in development for preterm labor, has positive Phase 2a data 2 that support a Phase 2b dose ranging study Yselty® has potential best in class efficacy, a favorable tolerability profile, and unique flexible dosing 3 options Business model built on strong global partnerships and collaborations 4 Seasoned leadership team with a track record for success 5 50Investor highlights Pursuing promising large indications for serious conditions that compromise women's reproductive 1 health and beyond, with the potential to extend into other indications including prostate cancer Ebopiprant, the only known product in development for preterm labor, has positive Phase 2a data 2 that support a Phase 2b dose ranging study Yselty® has potential best in class efficacy, a favorable tolerability profile, and unique flexible dosing 3 options Business model built on strong global partnerships and collaborations 4 Seasoned leadership team with a track record for success 5 50

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